                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No. ______)


                      Nitinol Medical Technologies, Inc.
                      ----------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   65476T104
                                   ---------
                                 (CUSIP Number)

                                  SCHEDULE 13G

CUSIP No. 65476T104                                              Page 2 of 7

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     Fletcher Spaght, Inc.
     ID#

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     State of Delaware

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power:

     626,470 shares (includes 111,818 shares which Fletcher Spaght, Inc. has the right to acquire within 60 days after December 31, 1996);


____________________________________________________________________________

6.   Shared Voting Power:

     0 shares;

CUSIP No. 65476T104                                              Page 3 of 7



____________________________________________________________________________

7.   Sole Dispositive Power:

     626,470 shares (includes 111,818 shares which Fletcher Spaght, Inc. has the right to acquire within 60 days after December 31, 1996);

____________________________________________________________________________

8.   Shared Dispositive Power:

     0 shares.

____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     626,470 shares (includes 111,818 shares which Fletcher Spaght, Inc. has the right to acquire within 60 days after December 31, 1996).

____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     6.56%

____________________________________________________________________________

12.  Type of Reporting Person.

     CO
____________________________________________________________________________

CUSIP No. 65476T104                                              Page 4 of 7

                                 SCHEDULE 13G

Item 1(a).  Name of Issuer:
--------------------------

Nitinol Medical Technologies, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

27 Wormwood Street
South Boston, MA  02210


Item 2(a).  Name of Person Filing:
----------------------------------

Fletcher Spaght, Inc.


Item 2(b).  Address of Principal Business Office or, if none, Residence:
------------------------------------------------------------------------

222 Berkeley Street
Boston, MA  02116-3761


Item 2(c).  Citizenship:
------------------------

State of Delaware


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock, par value $.001 per share


Item 2(e).  CUSIP Number:
-------------------------

65476T104

CUSIP No. 65476T104                                              Page 5 of 7


Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

     626,470 shares (includes 111,818 shares which Fletcher Spaght, Inc. has the right to acquire within 60 days after December 31, 1996)

     (b) Percent of Class:

          6.56%

     (c) Number of shares as to which such person has:


          (i)   sole power to vote or to direct the vote:

                626,470 shares (includes 111,818 shares which Fletcher Spaght, Inc. has the right to acquire within 60 days after December 31,
                1996);

          (ii)  shared power to vote or to direct the vote:

                0 shares;

          (iii) sole power to dispose or to direct the disposition of:

                626,470 shares (includes 111,818 shares which Fletcher Spaght, Inc. has the right to acquire within 60 days after December 31,
                1996);

          (iv)  shared power to dispose or to direct the disposition of:

                0 shares;


Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable

CUSIP No. 65476T104                                              Page 6 of 7



Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable


Item 7.  Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company:
-------------------------------------------------------------------------------
Not Applicable


Item 8.  Identification and Classification of Members of the Group:
------------------------------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable


Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 65476T104                                              Page 7 of 7



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    February  7, 1997
                                    ------------------------------
                                    Date


                                    FLETCHER SPAGHT, INC.


                                    By: /s/ R. John Fletcher
                                       ---------------------------
                                    Name:  R. John Fletcher
                                    Title: Chief Executive Officer